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                              August 19, 2020

       Marc Seelenfreund
       Chief Executive Officer
       Siyata Mobile Inc.
       1001 Lenoir St Suite A-414
       Montreal, QC H4C 2Z6

                                                        Re: Siyata Mobile Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
10, 2020
                                                            File No. 377-03097

       Dear Mr. Seelenfreund:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 22, 2020 letter.

       Draft Amended Registration Statement on Form F-1 filed on August 10,
2020

       Capitalization, page 41

   1. We note the disclosure under Recent Developments on page 3. It appears you should also give effect to the
private placement transaction completed on August 4th. Please revise and advise us.
   2. On a separate line-item within the Capitalization table, please disclose the total amount of outstanding debt as of
the most recent balance sheet date and pro forma amount after giving effect to the
financings.
 Marc Seelenfreund
Siyata Mobile Inc.
August 19, 2020
Page 2
Management's Discussion and Analysis
Results of Operations for the Year Ended December 31, 2019
Revenues and Cost of Goods Sold, page 50

3. We note in the second paragraph of page 50 that you attribute declining revenues to two offsetting factors, both unquantified. In the fourth paragraph of page 50 you similarly attribute improved gross margins to two offsetting factors, improved margins and lower sales volume, both factors are unquantified. Please revise your MD&A to quantify the impact of each these material factors.
Business, page 57

4. We note your response to prior comment 1. Please identify the customer that accounted for 15% of your revenues in 2019 and discuss the material terms of any agreements with this customer. Please also include a risk factor that 49% of your revenues in 2019 were generated from four customers.
5. We note your response to prior comment 7. Please clarify whether any individual channel partner generated a material amount of your revenue. If so, describe the material terms of your arrangements with those channel partners.
Financial Statements
3. Significant Accounting Policies, page F-10

6. Please disclose the nature of the balance sheet line-item identified as "Reserves" and advise us.
        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMarc Seelenfreund
                                                            Division of
Corporation Finance
Comapany NameSiyata Mobile Inc.
                                                            Office of
Technology
August 19, 2020 Page 2
cc:       Joseph M. Lucosky
FirstName LastName